As filed with the Securities and Exchange Commission on May __, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Modtech Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0825386
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2830 Barrett Avenue
Perris, California 92571
(951) 943-4014
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis L. Shogren
President and Chief Executive Officer
Modtech Holdings, Inc.
2830 Barrett Avenue
Perris, California 92571
(951) 943-4014
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Jon R. Haddan, Esq.
Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, California 92660
(949) 706-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	6,997,704	$1,469,517.80	$0.21	$57.71

______________
(1)	Represents 3,000,000 shares of common stock issued upon exercise of warrants and 3,997,704 shares of common stock to be issued upon conversion of 16,396 shares of preferred stock.

(2)
Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee based on the average of the high and low prices for Modtech Holdings, Inc. common stock on the NASDAQ Global Market on May 5, 2008.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 6, 2008

PRELIMINARY PROSPECTUS

MODTECH HOLDINGS, INC.

6,997,704 Shares of

Common Stock

par value $0.01 per share

This prospectus relates to an aggregate of 6,997,704 shares of common stock of Modtech Holdings, Inc. that may be offered for sale by the persons named in this prospectus under the caption “Selling Stockholders” who either (i) acquired up to 3,997,704 of such shares upon conversion of our Series B Preferred Stock and Series C Preferred Stock, or (ii) acquired up to 3,000,000 of such shares upon exercise of warrants issued March 4, 2008. We will not receive any of the proceeds from the offer and sale of the shares.

The shares may be offered for sale from time to time by the selling stockholders acting as principal for their own accounts or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any shares will or will not be offered for sale. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling stockholders and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the selling stockholders.

Our common stock currently trades on The NASDAQ Global Market under the symbol “MODT.” On May 5, 2008, the closing sales price of the shares as reported by The NASDAQ Global Market was $0.21 per share.

See “Risk Factors” beginning on page 1 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May __, 2008

TABLE OF CONTENTS

SUMMARY	1

RISK FACTORS	1

FORWARD LOOKING STATEMENTS	10

USE OF PROCEEDS	10

SELLING STOCKHOLDERS	11

PLAN OF DISTRIBUTION	14

LEGAL MATTERS	15

EXPERTS	15

WHERE YOU CAN FIND MORE INFORMATION	16

As used in this prospectus, the terms “we,” “us,” “our,” the “Company” and “Modtech” means Modtech Holdings, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term “common stock” means our common stock, $0.01 par value per share.

No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us or by any selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of Modtech since the date hereof.

SUMMARY

This prospectus contains forward looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors appearing under “Risk Factors” and elsewhere in this prospectus. The following summary does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

Our Company

We are a leading provider of modular classrooms in the State of California and a significant provider of classroom, commercial and light industrial modular buildings in California, Nevada, Arizona, New Mexico, Utah, Colorado, Florida and other neighboring states. We serve the educational, commercial, governmental, institutional and retail markets. We distribute our classroom and custom projects through direct sales, dealers and distributors. As of December 31, 2007, we had three manufacturing facilities, one each in California, Arizona and Florida. We use each of these manufacturing locations to manufacture and sell products into all the markets we serve.

Our principal executive offices are located at 2830 Barrett Avenue, Perris, California 92571 and our telephone number is (951) 943-4014. Information contained in our website, www.modtech.com, is not part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing these securities, you should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, to evaluate an investment in the securities offered by this prospectus. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

We have incurred significant operating losses, negative margins and negative operating cash flow and may continue to do so. This could adversely affect our liquidity, our ability to obtain bonding necessary for our construction projects and our ability to repay our debt.
We experienced significant operating losses and negative cash flow from operations in 2007, 2006 and 2005. We may continue to experience future operating losses and negative operating cash flow. For the year ended December 31, 2007, our revenues were down 44.0% compared to the year ended December 31, 2006. We experienced a net loss of $56.9 million for the year ended December 31, 2007 and net cash used in operating activities was $6.2 million for the year. Although we had positive gross profit during the year ended December 31, 2006, we experienced a net loss of $54.7 million for the year ended December 31, 2006 and net cash used in operating activities was $7.5 million for the year. We experienced a net loss of approximately $21.1 million for the twelve month period ended December 31, 2005 and a net decrease in cash and cash equivalents of approximately $8.5 million for the period. We may experience future losses that could adversely affect our liquidity and ability to obtain bonding.

The promissory notes issued to Laurus Master Fund, Ltd. (“Laurus”), which had a principal balance of $14.4 million at December 31, 2007, are secured by liens on substantially all of our assets. Should we default under these notes the note holder could foreclose on all of our assets. We may not generate sufficient cash flow to repay our indebtedness, and we may not be able to obtain additional financing or refinance our indebtedness when needed on reasonable terms, if at all. The failure to obtain such financing would reduce our access to necessary capital to fund our operations and harm our business, results of operations and financial condition.

If we do not generate sufficient cash flow in the future to fully repay our indebtedness to Laurus we will have to attempt to refinance our debt. Given our current financial condition, if the need arises, we may not be able to refinance our indebtedness on terms acceptable to us, or on any terms. Any such failure to obtain financing would harm our business, results of operations and financial condition. It might force us to liquidate some of our assets in order to repay our debt to Laurus.

In the past three years, we have breached the financial covenants of our debt instruments and credit facilities.

During the past three years, we have, at times, been unable to meet certain financial ratios or covenants required by our current lenders and have been forced to seek waivers of default and amendments. In some instances, we have incurred substantial fees to obtain the waivers. In February 2008, we agreed to pay to Laurus and two of its related entities an aggregate of $750,000, plus interest, on December 29, 2009 in order to obtain a waiver of an event of default under the promissory notes issued to Laurus in 2006.

The notes issued to Laurus are secured by liens on substantially all of our assets. Should we default under these notes, we could be required to repay all amounts then outstanding or face a foreclosure on all of our assets, unless we are then able to negotiate an amendment, forbearance or waiver, or repay or refinance the debt.

Our current promissory notes contain certain covenants and financial conditions that limit the way we conduct business.

The promissory notes we issued to Laurus Master Fund, Ltd. in 2006 and the agreement pursuant to which we issued the notes contain various covenants limiting our ability to incur or guarantee additional indebtedness, pay dividends and make other distributions, make capital expenditures, make acquisitions and sell assets. These covenants may prevent us from raising additional financing, competing effectively or taking advantage of new business opportunities. Under the notes, we are also required to maintain a minimum amount of cash and approved accounts receivable, which we previously failed to do resulting in an event of default in February 2008 as described above.

Our substantial leverage could adversely affect our financial condition.

We are highly leveraged and expect to continue to be highly leveraged. As of December 31, 2007 such indebtedness was $14.4 million. As of December 31, 2006 such indebtedness was $19.5 million. The notes must be repaid in full by December 28, 2009. The notes are not a revolving credit facility that we can pay down and borrow against again.

Should we experience a decline in the value of our assets, which secure our debt, it would limit our ability to obtain additional or new financing, if necessary, for operating expenses, or limit our ability to obtain such financing on reasonable terms.

The market price for our common stock has been and may continue to be subject to significant price fluctuations, and our stockholders could have difficulty trading shares.

The market price for our common stock has been and may continue to be subject to significant price fluctuations. Our stock price declined from an average price of approximately $4.67 in January 2007 to an average of approximately $0.22 in April 2008

Price fluctuations could be in response to operating results, announcements of technological innovations, changes in legislative and educational policies or general market conditions. Additionally, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the price of our common stock

In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company’s stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management’s attention and resources.

The future sale of a substantial number of shares of common stock by us to raise capital or by our existing stockholders, including the selling stockholders set forth in this prospectus, may have an adverse impact on the market price of the shares of our common stock. The trading price of our common stock may not improve or even remain at or near its current level.

For more than 30 consecutive business days the closing price of our stock has been below $1 and the market value of our publicly held shares has been below $5 million. We are, therefore, subject to being delisted by NASDAQ. We may decide to do a reverse stock split to avoid delisting.

The closing bid price of our stock has been below $1 since November 30, 2007, and the market value of our publicly held common stock has been below $5 million since March 11, 2008. On January 16, 2008, we received written notice from The NASDAQ Stock Market advising us that we had until July 14, 2008 to regain compliance with the $1 minimum bid price rule and on April 24, 2008, we received another written notification from The NASDAQ Stock Market this time stating that we had until July 23, 2008 to regain compliance with the $5 million market value requirement. Each notice stated that if we did not regain compliance, we would be delisted from The NASDAQ Global Market. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for a minimum of 10 consecutive business days and the market value of our publicly held stock must equal or exceed $5 million for the same length of time.

Alternatively, we may apply to transfer our common stock to The NASDAQ Capital Market if we satisfy all of that market's requirements for continued inclusion. One of that market’s requirements is a $1 minimum bid price which we do not foresee obtaining by July14, 2008, absent a reverse stock split. If we are unable to regain compliance with NASDAQ’s Marketplace Rules or transfer to The NASDAQ Capital Market, we will be delisted from The NASDAQ Stock Market. We may then trade on the OTC Bulletin Board, provided one of our market makers applies to have our common stock quoted on the OTC Bulletin Board. The OTC Bulletin Board is not a company listing service and companies cannot apply for inclusion on it.

Our board of directors has not yet considered whether to authorize a reverse stock split to regain compliance with the $1 minimum bid requirement of The NASDAQ Stock Market. While a reverse stock split can bring us back into compliance, there are instances where the price per share of a company's common stock immediately after a reverse split does not increase proportionately with the reverse split. Also, there is the risk that the increase in price per share following the reverse split will not be sustained for any significant period of time.

We are underutilizing our manufacturing facilities and may continue to do so in the future. In the past we closed some of our facilities which may in the future result in our having inadequate facilities to meet an increase in demand for our products.

During the past three years, we have closed two manufacturing facilities in California and one in Texas as a result of reduced demand for our products. We are currently underutilizing our three remaining manufacturing facilities for similar reasons. If this trend is not reversed, it will continue to negatively impact our margins, which could inhibit our ability to fund operations and service our debt. Conversely, if demand for our products increases in the future our remaining manufacturing facilities may be inadequate to meet the demand. Our inability to generate sufficient manufacturing capacities to meet future demand, either through our own facilities or through outsourcing to third parties, could result in our inability to fulfill orders or require us to turn down orders.

We may be unable to hire sufficient numbers of employees when needed.

Our assembly line process requires a significant number of manufacturing employees, many of whom are employed at relatively low wages. During certain periods, we have experienced difficulty in finding suitable replacements for our workforce when turnover occurs. Since the beginning of 2008, we have reduced our workforce by approximately 30% because of low sales volume. We anticipate sales will improve throughout 2008 and that we will need to hire new employees. Our inability to hire and retain sufficient numbers of manufacturing employees at any of our operating facilities could result in our inability to fulfill orders or require us to turn down orders which could have an adverse effect on our business, results of operations and financial condition.

Our future results may fail to meet expectations.

Our results may fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may be poorer than we, our analysts or investors expect because of:

•	general economic conditions in the states where we sell our products;

•	legislative and educational policies in the states where we sell our products;

•	seasonality and variability in the modular classroom and our other end-markets;

•	the timing of new product introductions by us and our competitors;

•	product obsolescence;

•	the scheduling, rescheduling or cancellation of orders by our customers;

•	the cyclical nature of demand for our products;

•	capacity utilization;

•	product mix and pricing;

•	movements in interest rates or tax rates; and

•	litigation and regulatory matters.

As a result of these factors, future results may not improve over past results.

The prices of raw materials have significantly increased in recent years and if we are unable to pass these costs onto our customers, our financial results could be significantly harmed.

The cost of raw materials represents a significant portion of our operating expenses. As a result of domestic and international events, the prices of raw materials we use in our operations fluctuate and have significantly increased in recent years. For example, during 2004, the cost of certain steel used in some of our components nearly doubled and overall our steel costs were up in excess of 30%. We are not always able to obtain the right in our contracts to pass through raw material price increases to our customers. Should we experience significant increases in the price of raw materials as we did in 2004, our financial results could be adversely affected.

We receive a significant portion of our revenues from the sale of classrooms to the State of California and California school districts, the leasing companies that lease classrooms to such school districts and from a small number of independent dealers. The loss of any one of these customers or failure to collect a receivable from them could adversely affect our operations and financial position.

We receive a significant portion of our revenues from the sale of classrooms to California school districts, to leasing companies that lease to such school districts and to a small number of independent dealers. Historically, certain California school districts, certain leasing companies and certain independent dealers have individually accounted for 10% or more of our consolidated revenues in certain quarters or represented 10% or more of our net accounts receivable on any given date. During the year ended December 31, 2007, sales of classrooms, directly or indirectly, for use in California schools accounted for approximately 49.9% of our net sales. During the same year, one independent dealer accounted for 6.5% of our net sales.

The loss of any significant customer, the failure to collect a significant receivable from a significant customer, any material reduction in orders by a significant customer or the cancellation of a significant customer order could significantly reduce our revenues and consequently harm our financial condition and our ability to fund our operations and service our debt.

Sales of our classroom product are dependent upon the legislative and educational policies and the financial condition of the states in which we do business.

The demand for our modular relocatable classrooms is affected by various state statutes which, among other things, prescribe:

•	the way in which all school classrooms to be constructed on public lands must be designed and engineered;
•	the methods by which customers for our classroom product, primarily individual school districts, obtain funding for the construction of new facilities; and
•	the manner in which available funding is spent.

As a result, our business depends upon the legislative and educational policies and financial condition of the states in which we do business. For example, in California, funding for new school construction and rehabilitation of existing schools by school districts currently is provided primarily at the state level, through annual allocations of funds derived from general revenue sources and statewide bond issues. In addition, school districts obtain funding for the purchase or lease of school facilities through the imposition of developers’ fees and local bond issuances. The availability of this funding is subject to financial and political considerations which vary from district to district and is not tied to demand. In California there is a requirement that, in order for school districts to increase the amount of funds to be received from developers in excess of the statutory level, the districts must show that 20% of all classroom space, not just space to be added, consists of relocatable classrooms. Although our classroom units qualify as relocatable structures, there are alternative structures that are less relocatable in nature than our classrooms that may also satisfy this legislative requirement. Changes in the legislative and educational policies or shortages of financial resources at either state or local levels in the states in which we do business could harm our business.

Despite the existence of some barriers to entry into our markets, our markets are competitive and our market share may be reduced if competitors enter the market or we are unable to respond to our competitors effectively.

Barriers to entry into the modular classroom and commercial and light industrial modular building markets consist primarily of access to capital, the availability of a qualified labor pool, the nature of the bidding process, the level of performance bonding required, and the industry’s regulated environment. In the California market, for example, the state approves the designs and plans for classrooms sold to California schools and the time required to complete the approval process also creates a barrier to entry. However, manufacturers of other modular buildings, including housing and classrooms, who possess a skilled work force and manufacturing facilities, could easily adapt their manufacturing facilities to produce modular structures, and might choose to do so, during an economic downturn in their industry. We expect continued competition from existing competitors as well as competition from new entrants into the modular building market. In 2005, two of our former executive officers opened separate and unrelated modular building manufacturing business, one in Texas and the other across the street from our plant in Perris, California.

Our ability to compete successfully depends on several factors, including:

•	maintaining high product quality;

•	ability to deliver products on a timely basis;

•	pricing policies of our competitors;

•	success in designing and manufacturing new products;

•	marketing manufacturing and distribution capability; and

•	financial strength

To the extent our products achieve market success, competitors typically seek to offer competitive products or lower prices, which, if successful, could reduce our market share, harm our ability to compete successfully and reduce our revenue and margins which could harm our business, results of operations and financial condition.

Fluctuations, seasonality and economic downturns in any of our end-markets may have adverse consequences for our business.

Our quarterly revenue typically has been highest in the second and third quarters of the year when school districts generally place a large number of orders for modular classrooms to be delivered in time for the upcoming school year. Additionally, first and fourth quarter revenues are typically lower due to a greater number of holidays, days of inclement weather, and customer budget and fiscal constraints during such periods.

In the past, the level of funding available from the states in which we do business to the school districts which are the end customers of our classrooms have caused such districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations. If restrictions or limitations on funding available to school districts from the states in which we do business increases, it could result in a lower number of orders for our products which could reduce our revenues and consequently harm our financial condition and our ability to fund our operations and service our debt.

If liabilities related to inspection and certification tests exceed our estimates, our profitability could be harmed.

Most of our contracts require us to build classrooms which meet certain established state mandated function and manufacturing specifications. Under such contracts, we assume the liability for correcting, without additional compensation, any deficiencies which cause the classrooms to fail inspection and certification tests. We rely upon our experience and expertise to evaluate the potential for such liability and to price our bids accordingly and we follow strict quality control standards and subject our units under construction to extensive testing under the supervision of inspectors hired by our customers. If we incur such liability significantly in excess of our estimated profitability it could harm our business.

In addition, delays in obtaining approvals can cause costs to exceed our estimates and harm our results. For example, a delay in the approval of certain welds called for in a project for the Heritage High School in Brentwood, California in 2004 resulted in an accelerated timeline to complete that project which, in turn, led to approximately $3.8 million in additional costs.

Costs related to our compliance with Section 404 of the Sarbanes-Oxley Act have been significant and may continue to negatively impact our cash flow and results of operations.

Our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our independent registered public accounting firm’s audit of that assessment has required the commitment of significant financial and managerial resources. Our compliance efforts have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. During 2004 and 2005 direct costs relating to Sarbanes-Oxley compliance were approximately $750,000 and $500,000, respectively. During 2006 and 2007 we did not incur significant costs related to Section 404 of the Sarbanes-Oxley Act of 2002 because, effective for the year ended December 31, 2005, we were no longer required to file as an accelerated filer. Although a management’s assessment of internal controls over financial reporting was required for the year ended December 31, 2007, our independent registered public accounting firm’s audit of that assessment was not required to be included in our annual filings on Form 10-K for the years ended December 31, 2005, 2006 and 2007. We are now, however, required to include this audit in our Form 10-K report for the year ended December 31, 2008. As a result, we expect that compliance costs will increase in 2008, unless the Securities and Exchange Commission’s pending proposal to further delay the audit requirement is adopted. If compliance costs increase as anticipated, our cash flows and results of operations will likely continue to be negatively impacted.

We are subject to government regulations and other standards that impose operational and reporting requirements.

We are subject to a variety of Untied States federal, state and local government laws, rules and regulations, including those related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in the manufacturing process.

We believe we are currently in material compliance with such laws, rules and regulations and price our bids in accordance with our experience and expertise to include the costs of such compliance. If there are changes in such laws, rules or regulations or we are found not to be in compliance with such laws, rules or regulations, we could be required to incur substantial additional expenses to acquire equipment necessary to make our manufacturing process compliant and could incur fines or penalties associated with any non-compliance, which we are unable to quantify at this time but which could be material. Any such event could cause our product costs to significantly increase, thus reducing our margins and harming our ability to compete effectively which would harm our business, results of operations and financial condition.

The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and NASDAQ have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs.

These developments may also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This, in turn, could make it more difficult for us to attract and retain qualified members of our board of directors or qualified executive officers.

Failure to comply with present or future laws, rules and regulations of any kind that govern our business could result in suspension of all or a portion of production, cessation of all or a portion of our operations, or the imposition of significant administrative, civil, or criminal penalties, any of which could harm our business.

We have identified material weaknesses in our disclosure controls and procedures and our internal control over financial reporting, which, if not remedied effectively, could prevent us from reporting our financial results on a timely and accurate basis and result in a decrease in the trading price of our common stock and otherwise seriously harm our business.

Management through, in part, the documentation, testing and assessment of our internal controls over financial reporting pursuant to the rules promulgated by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K, has concluded that our disclosure controls and procedures and our internal controls over financial reporting had material weaknesses as of December 31, 2005. We have taken certain actions to begin to address those material weaknesses, but as of December 31, 2007 had not yet completed our remediation efforts.

If we fail to complete our remediation or if we complete the remediation but fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could prevent us from reporting our financial results on a timely and accurate basis or cause investors to lose confidence in our reported financial information. These effects could in turn result in a decrease in the trading price of our common stock.

Prior to the remediation of these material weaknesses, there remains risk that the transitional controls on which we currently rely will fail to be sufficiently effective, which could result in a material misstatement of our financial position or results of operations and require a restatement. If this were to occur, investors may not be able to rely on the financial statements contained in this prospectus. In addition, even if we are successful in strengthening our controls and procedures, such controls and procedures may not be adequate to prevent or identify irregularities or facilitate the fair presentation of our financial statements or SEC reporting.

We have experienced significant turnover of senior management and our current executive management team has been together for a limited time, which could slow the growth of our business and cause our operating results to decline.

Throughout 2003 and 2004, we announced a series of changes in our management that included the departure of several senior executives, and there have also been changes in the responsibilities of our board of directors. Our chairman, Charles C. McGettigan, a long serving company director became chairman in August 2003; in June 2003 Dennis Shogren joined us as our chief financial officer and in September 2004, David Buckley joined us as our chief executive officer. Mr. Buckley resigned in 2006, and Mr. Shogren was appointed chief executive officer. Kenneth Cragun joined us in 2006 as our new chief financial officer.

Other members of our senior management team are new to Modtech or new in their positions. Because of these recent changes, our management team has not worked together as a group for an extended period of time and may not work together as effectively to successfully execute on revenue goals, implement our strategies and manage our operations as they would if they had worked together for a longer period of time.
If our management team is unable to accomplish our business objectives, our ability to grow our business and successfully meet operational challenges could be severely impaired.

Only Dennis Shogren, Kenneth Cragun and Ronald Savona, Senior Vice President of Operations, have long-term employment agreements and it is possible that this high turnover at our senior management levels may also continue for a variety of reasons. We are not aware of impending retirements or voluntary separations, but the loss of the services of one or more of our key senior executive officers could also affect our ability to successfully implement our business objectives, which could slow the growth of our business and cause our operating results to decline. For these reasons, our shareholders may lose confidence in our management team and decide to dispose of our common stock, which could cause the price of our common stock to decline.

We have acquired and may continue to acquire other companies and may be unable to successfully integrate these companies into our operations.

In the past, we have expanded our operations through strategic acquisitions, and we may expand and diversify our operations with additional acquisitions in the future. We may not realize the anticipated benefit from any of the transactions we pursue. Regardless of whether we consummate any such transaction, the negotiation of a potential transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources. Any such transaction could also result in impairment of goodwill and other intangibles, write-offs and other related expenses. If we are unsuccessful in integrating these companies into our operations or if integration is more difficult than anticipated our business, results of operations and financial condition could be harmed. Some of the risks that may affect our ability to integrate acquired companies include those associated with:

•	unexpected losses of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

Earthquakes or other natural disasters may cause us significant losses.

Our corporate headquarters, certain of our manufacturing facilities and certain other critical business operations are located near major earthquake fault lines. We do not maintain earthquake insurance and could be harmed in the event of a major earthquake. We maintain some business interruption insurance to help reduce the effect of such business interruptions, but we are not fully insured against such risks.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders.

Our board of directors has the authority to issue 4,900,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

FORWARD LOOKING STATEMENTS

This prospectus contains statements which, to the extent that they are not recitations of historical fact, constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.

The words “believe,” “estimate,” “anticipate,” “project,” “intend,” “expect,” “plan,” “outlook,” “forecast” “may,” “will,” “should,” “continue,” “predict” and similar expressions are intended to identify forward-looking statements. These risks, uncertainties, assumptions and other factors, including the risks outlined under “Risk Factors,” may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from future results, levels of actual activity, performance or achievements expressed or implied by such forward looking statements. Such forward-looking statements are intended to be subject to the safe harbor protection within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including “Risk Factors,” describe factors, among others, that could contribute to or cause such differences.

The accuracy of the forward looking statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to: the ability to adequately pass through to customers unanticipated future increases in raw material costs; an unanticipated change in the types of classrooms required by school districts; and declines in available funding for modular classroom construction and other risks and uncertainties that are described in the “Risk Factors” section hereof. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, there is no assurance that our expectations will be attained. We will not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered and sold for the account of the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders. We will use any such proceeds for general corporate purposes, including capital expenditures and working capital. If all warrants issued to the selling stockholders on March 4, 2008 and amended and restated on March 21, 2008 as described in the "Selling Stockholders" section below were exercised, we would receive $1.2 million.

The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but the selling stockholders will pay all commissions, discounts and any other compensation to any securities broker dealers through whom they sell any of the shares.

SELLING STOCKHOLDERS

On March 4, 2008, we issued to Laurus Master Fund, Ltd. and two of its related entities, Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd three separate Common Stock Purchase Warrants to acquire an aggregate of 3,000,000 shares of our common stock at an exercise price of $0.48 per share. The warrants were issued as part of the consideration for an Amendment and Waiver Agreement with Laurus and its related entities pursuant to which we received a waiver of our breach of a financial covenant under two promissory notes previously issued to Laurus in October and December of 2007 with an aggregate principal balance of approximately $14 million at March 4, 2008. In accordance with the Amendment and Waiver Agreement, we also issued three separate promissory notes to Laurus and its related entities for an aggregate of $750,000. As part of the waiver, Laurus and its related entities agreed for a period of time to defer monthly principal payments under the notes and adjust the financial covenant under the notes.

On March 11, 2008, we issued 14,190 shares of our Series B Preferred Stock to Dolphin Offshore Partners, L.P., Rodman & Renshaw Capital Group, Inc., GCA Strategic Investment Fund Limited, Maythorpe Holdings Limited, Thomas F. Peckosh, Jr., Charles R. Skemp, and Charles R. Gwirtsman, and 2,256 shares of Series C Preferred Stock to Charles C. McGettigan, Myron A. Wick III, Daniel J. Donahoe III, Stanley Gaines, Dennis L. Shogren, Robert W. Campbell, Kenneth S. Cragun,  Ronald Savona, Karen Andreasen, Richard Bartolotti, Harold Clark, Richard Von Hor, Thomas McGovern, Kenneth Keska, Jr. and Danny Ewing for an aggregate purchase price of $1.6 million. The shares of Series B and Series C Preferred Stock are convertible, in the aggregate, into 3,997,704 shares of our common stock. The Series B Preferred Stock is convertible into our common stock at $0.40 per share and the Series C Preferred Stock is convertible into our common stock at $0.49 per share. On March 21, 2008, we issued to Laurus and its related entities three separate Amended and Restated Common Stock Purchase Warrants that replaced the warrants issued to them on March 4, 2008 and which reduced the exercise price of the warrants to $0.40 per share. The exercise price of the replacement warrants and the conversion prices of the two series of preferred stock do not automatically adjust, except in the case of stock splits and other similar transactions.

No payments were made in connection with the issuance of the warrants or preferred stock to the selling stockholders, their affiliates and parties with whom the selling stockholders had a contractual relationship regarding the issuance of the warrants or preferred stock, except for a fee of $49,000 paid to Rodman & Renshaw, LLC, an affiliate of R&R Opportunity Fund, as placement agent for a portion of the preferred stock issuance.

There was no potential profit to be realized upon exercise of the warrants on March 21, 2008, which was the date they were repriced from an exercise price of $0.48 per share to an exercise price of $0.40 per share. The NASDAQ Global Market was closed on that date because it was Good Friday, but the closing price of our common stock on the preceding day was $0.32 per share. The aggregate exercise price of the warrants at March 21, 2008 represented a premium of $240,000 to the aggregate market price of the shares of our common stock for which the warrants could be exercised.

There was no potential profit to be realized upon conversion of the shares of Series B Preferred Stock or Series C Preferred Stock on the date of issuance. The conversion price of the Series B Preferred Stock equaled the closing price of our common stock on the date the Series B Preferred Stock was issued and the conversion price of the Series C Preferred Stock exceeded the closing price of our common stock on the date the Series C Preferred Stock was issued.

Under our registration rights agreements with the selling stockholders, we agreed to register for resale from time to time by the selling stockholders the shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants. This prospectus covers the resale of such shares of common stock. It also covers an indeterminate number of additional shares of common stock that may become issuable in connection with the conversion of the preferred stock or the exercise of the warrants by reason of stock splits, stock dividends or other adjustments under certain conditions in accordance with Rule 416 of the Securities Act of 1933.

The selling stockholders include our directors (i) Myron A. Wick III, Daniel J. Donahoe III, Stanley Gaines, Robert W. Campbell, and Charles C. McGettigan (Mr. McGettigan was also our interim Chief Executive Officer from August 11, 2004 until September 7, 2004), (ii) a former director Charles R. Gwirtsman, who resigned in 2007, (iii) Dennis L. Shogren who joined us in 2003 as our chief financial officer and became a director and our chief executive office in 2006, (iv) Kenneth S. Cragun, who has been our chief financial officer and secretary since 2006, (iv) Ronald Savona, who joined us as a Director of Marketing in 2003 and became Senior Vice President of Operations in 2006, (v) Karen Andreasen, Richard Bartolotti, Thomas McGovern, Richard Von Hor, Kenneth Keska, and Danny Ewing, who are currently executives of our company, (vi) Harold Clark who is an executive of the company and a manager of IRR Partners, LLC, a real estate development company in which we are co-owners with a corporation controlled by Mr. Clark, and (vi) existing shareholders, Dolphin Offshore Partners, L.P., and Laurus Master Fund, Ltd. Rodman & Renshaw, LLC, which is an affiliate of one of the selling stockholders, R & R Opportunity Fund, represented us in the placement of the preferred stock and has represented us in prior equity placements in the past three years. Except as disclosed in this paragraph, none of the selling stockholders has had any other material relationship with us within the past three years.

The table on the following page lists the selling stockholders and other information regarding the beneficial ownership of the shares of our common stock by the selling stockholders. All information contained in the table is as of March 31, 2008 and is based upon publicly available information and certain additional information known to us. Except as otherwise noted therein, the number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Under such rule, beneficial ownership includes any shares of common stock which the stockholder has the right to acquire within 60 days of March 31, 2008 through the exercise of any stock option or other right. The beneficial ownership shown prior to the offering assumes the exercise of the warrants and conversion of the preferred stock held by the selling stockholders, without regard to the limitations on exercise of the warrants. Under the terms of the warrants issued to Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd, such entities may not exercise the warrants to the extent such exercise would cause any of them, together with their affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of  such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered for Sale	Number of Shares Owned After Offering (6)	Percentage of Shares Owned After Offering (7)

Laurus Master Fund, Ltd(1)	7,375,635	2,537,657	4,837,978	28.9%
Valens U.S. SPV I, LLC(1)	195,935	195,935	-	*
Valens Offshore SPV I, LTD.(1)	266,408	266,408	-	*
R & R Opportunity Fund(2)	1,055,338	500,000	555,338	2.5%
GCA Strategic Investment Fund Limited(3)	250,000	250,000	-	*
Maythorpe Holdings Limited(4)	250,000	250,000	-	*
Thomas F. Peckosh, Jr.	299,322	240,000	59,322	*
Charles R Skemp	138,500	120,000	18,500	*
Dolphin Offshore Partners, L.P.(5)	2,817,415	1,875,000	942,415	4.2%
Myron A. Wick, III	362,050	102,041	260,011	1.2%
Charles A. McGettigan	520,154	120,000	400,154	1.8%
Robert Campbell	90,056	2,041	88,017	*
Dennis L. Shogren	271,590	40,816	230,774	1.1%
Ronald Savona	163,962	2,041	161,923	*
Karen Andreasen	56,598	10,204	46,394	*
Richard Bartolotti	117,525	20,408	97,117	*
Stanley Gaines	285,790	102,041	183,751	*
Daniel J. Donahoe III	108,424	20,408	88,016	*
Kenneth S. Cragun	23,915	2,041	21,876	*
Harold Clark	31,704	10,204	21,500	*
Richard Von Hor	14,256	3,673	10,583	*
Thomas McGovern	15,787	10,204	5,583	*
Kenneth Keska, Jr.	5,123	2,041	3,084	*
Danny Ewing	12,957	2,041	10,918	*
Charles R. Gwirtsman	634,683	312,500	322,183	1.5%

(1)
The selling stockholder is managed by Laurus Capital Management, LLC which exercises voting and dispositive power over the shares of common stock to be offered by the selling stockholder. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC.

(2)	John Borer, as Manager of R&R Opportunity Fund, has the dispositive and voting power over the shares to be offered by the selling stockholder.
(3)	Lewis Lester, as Director of GCA Strategic Investment Fund, has the dispositive and voting power over the shares to be offered by the selling stockholder.
(4)	Joel Handel, as Trustee of Maythorpe Holdings Limited, has the dispositive and voting power over the shares to be offered by the selling stockholder.
(5)	Peter E. Salas, as a general partner of Dolphin Offshore Partners, L.P , has dispositive and voting power over the shares to be offered by the selling stockholder
(6)	Assumes each selling stockholder sells all of their shares being offered for sale and does not acquire beneficial ownership of additional shares of our common stock.
(7)	* denotes less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

-	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-	an exchange distribution in accordance with the rules of the applicable exchange;

-	privately negotiated transactions;

-	by certain selling stockholders, short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

-	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

-	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

-	a combination of any such methods of sale.

In connection with the sale of our common stock or interests therein, certain of the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. Certain selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) ( or its successor) of the Securities Act.
We will not receive any proceeds from sales of any securities by the selling stockholders.  We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

LEGAL MATTERS

For the purpose of this offering, Haddan & Zepfel LLP, 500 Newport Center Drive, Newport Beach, California, is giving an opinion on the validity of the issuance of the securities offered in this prospectus.

EXPERTS

Our consolidated financial statements and the accompanying financial statement schedule II as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of our independent registered public accounting firm, Squar, Milner, Peterson Miranda & Williamson, LLP and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information.

Further, all filings we make under the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Our Annual Report on Form 10-K for the year ended December 31, 2007;

2. Our Current Reports on Form 8-K, as filed on January 22, 2008, February 1, 2008, March 3, 2008, March 8, 2008, March 11, 2008, March 26, 2008, and April 29, 2008; and

3. The description of our common stock set forth in our Form 8-A, filed with the SEC on December 11, 1998.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone.

Requests should be directed to:

Modtech Holdings, Inc.

Attention: Dennis Shogren

2830 Barrett Avenue

Perris, California 92571

(951) 943-4014

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superceded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supercedes or replaces such statement. Any statement so modified, superceded or replaced shall not be deemed, except as so modified, superceded or replaced, to constitute part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses to be paid by the registrant in connection with the sale of the common stock being registered:

Securities and Exchange Commission registration fee	$57.71
Legal fees and expenses	20,000.00
Accountants’ fees and expenses	10,000.00
Miscellaneous	10,000.00
Total	$40,057.71

The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to the Certificate of Incorporation of the registrant; the Bylaws of the Registrant; Section 145 of the Delaware General Corporation Law; which, among other things, and subject to certain conditions, authorize the registrant to indemnify, or indemnify by their terms, as the case may be, the directors and officers of the registrant against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. Pursuant to this authority, the registrant has entered into an indemnification agreement with each director and executive officer, whereby the registrant has agreed to cover the indemnification obligations.

The registrant maintains directors’ and officers’ insurance providing indemnification against certain liabilities for certain of the registrant’s directors, officers, affiliates, partners or employees.

The indemnification provisions in the registrant’s Bylaws, and the indemnification agreements entered into between the registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Act.

Reference is made to the following documents incorporated by reference into this registration statement regarding relevant indemnification provisions described above and elsewhere herein: (1) Certificate of Incorporation, filed as Exhibit 3.1 to registrant’s registration statement on Form S-4 filed with the SEC on October 27, 1998; (2) the registrant’s Bylaws filed as Exhibit 3.2 to registrant’s Annual Report on Form 10-K filed with the SEC on March 15, 2004; and (3) the form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers filed as an exhibit to Modtech, Inc.’s (the predecessor of registrant) registration statement on Form S-1 filed with the SEC on June 6, 1990, each incorporated by reference into this registration statement.

ITEM 16. EXHIBITS

Exhibit Number	Description of Document

4.1	Amendment and Waiver Agreement, dated February 29, 2008 (filed with the registrant's Current Report on Form 10-K filed April 14, 2008, and incorporated herein by reference).
4.2	Common Stock Purchase Warrants, dated February 29, 2008(filed with the registrant's Current Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.3	Amended and Restated Common Stock Purchase Warrants, dated March 21, 2008, 2008(filed with the registrant's Current Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.4	Registration Rights Agreements dated February 29, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.5	Subscription Agreement dated March 10, 2008, (filed with the registrant's Annual Report on Form 10-K, filed April 14, 2008 and incorporated herein by reference).
4.6	Registration Rights Agreement, dated March 10, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
5.1 *	Opinion of Haddan & Zepfel LLP.
23.1*	Consent of Haddan & Zepfel LLP (included with Exhibit 5.1).
23.2*	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included with signatures).

* Filed herewith

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”), may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made pursuant to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the distribution not previously disclosed in the registration statement or any material change to such information in the registration statement not otherwise contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes that: (1) for purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Perris, State of California, this 6th day of May 2008.

MODTECH HOLDINGS, INC.

By:	/s/ DENNIS L. SHOGREN
Dennis L. Shogren President, Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis L. Shogren and Kenneth S. Cragun and each of them severally, as such persons’ true and lawful attorneys-in-fact and agents for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any new Registration Statement filed under Rule 462(b) of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DENNIS L. SHOGREN	President, Chief Executive Officer and Director	May 6, 2008
Dennis L. Shogren	(Principal Executive Officer)
/s/ KENNETH S. CRAGUN	Chief Financial Officer, Senior Vice President and Secretary	May 6, 2008
Kenneth S. Cragun	(Principal Financial and Accounting Officer)
/s/ ROBERT W. CAMPBELL	Director	May 6, 2008
Robert W. Campbell
/s/ Daniel J. Donahoe II	Director	May 6, 2008
Daniel J. Donahoe III		May 6, 2008
/s/ STANLEY N. GAINES	Director	May 6, 2008
Stanley N. Gaines
/s/ CHARLES C. MCGETTIGAN	Non-Executive Chairman of the Board, Director	May 6, 2008
Charles C. McGettigan
/s/ MYRON A. WICK III	Director	May 6, 2008
Myron A. Wick III

Exhibit Index

Exhibit Number	Description of Document

4.1	Amendment and Waiver Agreement, dated February 29, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.2	Common Stock Purchase Warrants, dated February 29, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.3	Amended and Restated Common Stock Purchase Warrants, dated March 21, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.4	Registration Rights Agreements, dated February 29, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.5	Subscription Agreement, dated March 10, 2008(filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
4.6	Registration Rights Agreement, dated March 10, 2008 (filed with the registrant's Annual Report on Form 10-K filed April 14, 2008 and incorporated herein by reference).
5.1 *	Opinion of Haddan & Zepfel LLP.
23.1*	Consent of Haddan & Zepfel LLP (included with Exhibit 5.1).
23.2*	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included with signatures).

* Filed herewith